Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 30, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jeff Long, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-174523 and 811-21061), Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-174525 and 811-21059) and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-174522 and 811-21058)

Dear Mr. Long:

Thank you for your telephonic comments on May 30, 2013 regarding the certified shareholder reports for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission on April 8, 2013 on Form N-CSR. Please see our response below which provides a supplemental explanation of your comment.

Comment 1.	Please provide additional information describing the investment strategy categorization for each Portfolio Fund investment included within the Schedule of Investments on pages 5 through 8 of the Funds’ Certified Shareholder Reports.

Response 1. In response to the Staff’s comment, the Funds confirm to the Staff supplementally that the Funds will include the investment strategy categorization for each Portfolio Fund investment included within the Schedule of Investments in subsequent filings with the Securities and Exchange Commission.

* * *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

May 30, 2013	Page 2

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone
Clifford R. Cone
Clifford Chance US LLP

cc:	Vincent DiStefano, Division of Investment Management

Harold Schaaff

Reid Conway

Leonard B. Mackey, Jr.